UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Rule 257(b)(4) — Regulation A, Tier 2

Date of Report: April 29, 2026

PART I — REGISTRANT INFORMATION

Full Legal Name:	Almco Plumbing Inc.
Ticker Symbol:	ALMP
Exchange / Market:	OTC Markets (OTC: ALMP)
Commission File No.:	024-12195
State of Incorporation:	California
I.R.S. Employer ID No.:	36-4915179
Principal Office Address:	4838 Ronson Ct, Unit D, San Diego, CA 92111
Telephone:	(858) 209-7214
Website:	https://almcoplumbing.com
Securities Class:	Common Stock
Offering Type:	Regulation A — Tier 2
Fiscal Year End:	December 31

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PART II — ITEM 9: OTHER EVENTS

Notification of Delay in Filing of Annual Report on Form 1-K

1. Nature of the Event

Almco Plumbing Inc. (the "Company," OTC: ALMP), a California corporation and Regulation A Tier 2 issuer, hereby provides notice to the U.S. Securities and Exchange Commission (the "Commission") and to its investors that the Company is currently experiencing a delay in completing and filing its required periodic reports under Regulation A. This Current Report on Form 1-U is being filed to ensure full transparency in accordance with the Company's ongoing disclosure obligations under Rule 257(b)(4) of Regulation A (17 CFR §§ 230.251–230.263).

2. Affected Filing(s)

Form	Description	Fiscal Period Covered
Form 1-K	Annual Report pursuant to Regulation A	Fiscal Year Ended December 31, 2025

3. Primary Reason for Delay — Audit Process Not Yet Complete

The Company is unable to finalize and file the above-referenced periodic report(s) by the originally prescribed deadline because the independent audit of the Company's financial statements for the applicable reporting period has not yet been completed. Specifically, the Company's independent registered public accounting firm is currently in the process of completing its audit procedures and has not yet issued its audit opinion. Under Regulation A, the Company's Form 1-K requires audited financial statements as a mandatory component; therefore, the filing cannot be submitted until the audit is finalized.

4. Background and Circumstances Contributing to the Audit Delay

The following circumstances have contributed to the delay in finalizing the independent audit:

• The independent audit of the Company's financial statements for the fiscal year ended December 31, 2025 is currently in progress. The Company's independent registered public accounting firm has not yet completed all required audit procedures and has not issued its final audit opinion.

• The Company has made significant operational and asset developments during fiscal year 2025, including growth in Intangible Fixed Assets (primarily related to the RoboPipe™ technology development) and an increase in Tangible Fixed Assets, which have required additional audit scrutiny and verification.

• The Company and its auditors are working diligently to resolve all outstanding audit items and to obtain the audit opinion within the shortest practicable timeframe. The Company does not believe there are any material misstatements in its financial statements.

5. Anticipated Changes in Results of Operations

The Company does not currently anticipate any significant adverse changes in results of operations from the corresponding period of the prior fiscal year. To the contrary, the Company's revenue increased by approximately 15.5% year-over-year and net income increased significantly. Until the audit is finalized, the Company cannot represent with absolute certainty that no adjustments may arise from the audit process, but management is not aware of any material adjustments that would materially alter the financial results described above.

6. Anticipated Filing Date

The Company currently anticipates that it will be able to complete the audit and file the required Form 1-K for the fiscal year ended December 31, 2025 within a few additional business days from the date of this report. The Company will provide a further update on Form 1-U if its anticipated filing timeline changes materially. The Company remains committed to compliance with its obligations under Regulation A and to providing investors with timely and accurate disclosure.

7. Company Background

Almco Plumbing Inc. (OTC: ALMP) is a profitable California plumbing company founded in 2018, headquartered in San Diego, California, with an additional branch location at 15922 Strathern St #9, Van Nuys, CA 91406. The Company holds California Contractor's License #1045495 and has registered its trademark (USPTO Registration No. 7293734). As of December 31, 2025, the Company employed 30 employees. The Company is also developing RoboPipe™, a proprietary Automatic Robotic System for Sewer Pipe Rehabilitation.

IMPORTANT NOTICE TO INVESTORS:

This Current Report on Form 1-U is filed solely to inform investors and the Commission of the anticipated delay in the Company's periodic filing(s) under Regulation A. The delay results from the audit process not yet being complete and does not, in and of itself, indicate any material adverse change in the Company's financial condition, operations, business prospects, or results. Almco Plumbing Inc. remains an operating,

profitable company. Investors seeking further information may contact the Company at (858) 209-7214 or visit www.almcoplumbing.com. SEC filings are also available at www.sec.gov.

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SIGNATURES

Pursuant to the requirements of Regulation A (17 CFR §§ 230.251–230.263), the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer:	Almco Plumbing Inc.
OTC Ticker:	ALMP
Date:	April 29, 2026
Principal Office:	4838 Ronson Ct, Unit D, San Diego, CA 92111

/s/ Vladyslav Khorenko Vladyslav Khorenko Chief Executive Officer & Chief Financial Officer Director — Almco Plumbing Inc. Date: April 29, 2026

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